Agenda Date: 11/9/04
                                                           Agenda Item:  2A

                        [SEAL OF THE STATE OF NEW JERSEY]

                               STATE OF NEW JERSEY
                            Board of Public Utilities
                               Two Gateway Center
                                Newark, NJ 07102
                              www. bpu.state.nj.us

I/M/O THE JOINT PETITION OF NUI UTILITIES, INC.,   )               ENERGY
D/B/A ELIZABETHTOWN GAS COMPANY, AND AGL           )
RESOURCES INC. FOR AUTHORITY UNDER N.J.S.A.        )
48:3-9 TO ENTER INTO FINANCING AGREEMENTS          )         ORDER OF APPROVAL
                                                   )
                                                   )       DOCKET NO. GF04090904

                             (SERVICE LIST ATTACHED)

BY THE BOARD:

On September 1, 2004, NUI Utilities, Inc., d/b/a Elizabethtown Gas Company, ("Utilities" or the "Company") and AGL Resources Inc. ("AGLR") (collectively "Petitioners") filed a petition with the New Jersey Board of Public Utilities ("Board" or "BPU") pursuant to N.J.S.A. 48:3-9 and N.J.A.C. 14:1-5.9, seeking authority to enter into certain financing transactions in an effort to provide Utilities with the funds necessary to repay amounts due upon the change in control at Utilities and to place Utilities on a more secure financial footing after the closing of the acquisition of NUI Corporation by AGLR.

BACKGROUND

Utilities is a public utility corporation organized under the laws of the State of New Jersey. Utilities is engaged in the business of distributing natural and mixed gas in service territories located in portions of New Jersey, Florida and Maryland. Utilities' New Jersey Division, Elizabethtown Gas Company ("ETG"), distributes natural and mixed gas to approximately 265,000 customers in a service territory located principally in Hunterdon, Mercer, Middlesex, Morris, Sussex, Union, and Warren Counties.

Utilities is a wholly owned subsidiary of NUI Corporation ("NUI"), a publicly traded energy holding company that operates natural gas utilities and businesses involved in natural gas storage and pipeline activities, including Virginia Gas Company. During the period of September 2002 through November 2003, NUI and NUI Utilities experienced multiple downgrades by various rating agencies resulting in a decline from investment grade to speculative grade credit ratings. The primary causes of the downgrades related to failed investments made by non-regulated subsidiaries, inadequate internal controls and failure to timely issue required financial reports to the SEC. Given the high level of integration of NUI and Utilities, the rating agencies were compelled to lower the ratings of the regulated subsidiary, Utilities, to below investment grade, notwithstanding its adequate financial results.

At its March 20, 2003, public agenda meeting, the Board directed the initiation of a Focused Audit of NUI and all of its subsidiaries. including Utilities. The Board initiated the Focused Audit because the credit downgrades of the senior unsecured debt of NUI and NUI Utilities, as well as concerns raised during a competitive services audit of ETG in Docket No. GA02020099 substantiated the need for an in-depth review of the financial practices of NUI and its affiliates. The Board selected Liberty Consulting Group ("Liberty") to perform the independent Audit. The Board closely monitored the Audit's progress and entered a series of Orders designed to address the particulars of the company's financial situation and to assure the continued provision of safe, adequate and proper service to ETG's customers.

Although throughout this process ETG was able to serve its customers, the Focused Audit identified significant concerns with numerous business practices of NUI that undermined the interests of ETG's ratepayers. In particular, the Liberty Focused Audit Report Final Report on Focused Audit of NUI Corporation and its Affiliates, Docket No. GA03030213, ("Liberty Report") identified weaknesses in NUI's strategic planning, affiliate transactions, financial structure, accounting, corporate governance and executive compensation. In essence, the regulated utilities owned by Utilities were being downgraded for the serious problems created by the parent, NUI.

In order to resolve all Audit issues with the Staff of the Board of Public Utilities ("Board Staff") expeditiously and to avoid the costs of protracted litigation, on April 14, 2004, NUI, Utilities and the Board's Staff signed a Stipulation and Settlement resolving the matters identified during the Focused Audit. On April 26, 2004, the Board issued a Final Order accepting and adopting that Settlement Agreement. Pursuant to the Settlement Agreement and the Order, Utilities agreed to refund $28 million plus interest to ETG customers and to pay a $2 million penalty to the State of New Jersey.

In 2003, as a result of the negative impact on NUI of the credit downgrades and adverse business conditions, the NUI Board of Directors established a Special Committee to assess NUI's alternatives. After considering a number of strategic alternatives, on September 26, 2003, the Board of Directors of NUI concluded that the sale of NUI was in the best interests of its shareholders and customers, and announced its intention to pursue the sale of the company. Thereafter, NUI began a public auction process which culminated on July 14, 2004, with the execution of the Merger Agreement by NUI and AGLR subject to Board approval.

AGLR is a corporation organized under the laws of Georgia, and is an Atlanta-based publicly traded energy services holding company. AGLR is a registered public utility holding company pursuant to the Public Utility Holding Company Act of 1935, as amended ("PUHCA"). AGLR's utility subsidiaries, Atlanta Gas Light Company, Virginia Natural Gas, Inc. and Chattanooga Gas Company, serve more than 1.8 million customers in three states. Additionally, AGLR is engaged in the wholesale energy services business, gas storage and hub service businesses, and in other retail energy marketing and telecommunications businesses. The acquisition of NUI by AGLR was the subject of a separate petition filed on July 30, 2004, in Docket No. GM04070721. A Stipulation of Settlement in that docket was approved by the Board at its November 9, 2004 public agenda meeting.

PETITION
--------

The Present Indebtedness of Utilities & NUI

The Petition provides detailed information regarding the indebtedness of NUI and Utilities. On November 24, 2003, NUI and Utilities executed separate financing agreements with a syndicate of lenders lead by Credit Suisse First Boston providing, respectively, NUI with a Term Loan of


                                        2              BPU Docket No. GF04090904

$255 (the "NUI Term Loan"), and Utilities with a Term Loan of $50 million (the "Term Loan"), a $50 million Revolver (the "Revolver"), and a $50 million Delayed Draw Term Loan (the "Delayed Draw")(collectively, "Utilities Unsecured Credit Facilities"). The term of both the NUI Term Loan and the Utilities Unsecured Credit Facilities was for a period of 364 days, commencing November 24, 2003, with an option to renew for one additional 364 day period. The financial terms of both the NUI Term Loan and the Utilities Unsecured Credit Facilities are consistent with the risk complexion of NUI and Utilities and were determined by competitive negotiation.

On July 26, 2004, in recognition of the pending merger with AGLR, NUI and Utilities sought the Board's approval of certain financing transactions. Specifically, NUI and Utilities determined to exercise their respective options and extend the term of the NUI Term Loan and the term of the Utilities Unsecured Credit Facilities to November 21, 2005. In BPU Docket No. GF04070720, Utilities obtained the Board's approval of the extension of the term of the Unsecured Credit Facilities beyond a period of twelve (12) months and the modification of certain terms and conditions thereof. With respect to the NUI financing, pursuant to the Board's Order in the Focused Audit, BPU Docket No. GA03030213, NUI obtained the Board's approval of the extension of the existing NUI Term Loan and the borrowing of an additional $20 million (the "NUI Bridge Loan").

Also in BPU Docket No. GF04070720, Utilities obtained approval of a new secured term loan facility with Credit Suisse First Boston, dated July 14, 2004 (the "Secured Facility"). The amount of the Secured Facility is $75 million, with a maturity date of May 15, 2005. Utilities also obtained authority to pledge a perfected first priority interest in all of its accounts receivable pursuant to N.J.S.A. 48:3-7.

In addition to the Utilities Unsecured Credit Facilities and the new Secured Facility discussed above, Utilities has approximately $200.1 million of other loans outstanding (the "Existing Indebtedness")./1 Schedule A to the initial Petition in this matter lists each outstanding loan.

Capitalization of Utilities & Other Matters

Petitioners request the authority to capitalize the Company according to the parameters established for AGLR's other utility subsidiaries by AGLR's financing authorization under PUHCA. Petitioners state that each of AGLR's utility subsidiaries on an individual basis must maintain common stock equity of at least 30% of its total capitalization (the "Threshold Capitalization"). Petitioners anticipate that the Company will generally maintain a capitalization with common stock equity, subject to seasonal working capital requirements that may reduce equity below that level for some periods during the year, of at least 45% of total capitalization (the "Target Capitalization") as reflected on Schedule B to the Petition. The Petitioners state that the Company's permanent capital structure will include common stock equity, short-term and long-term debt, and, if applicable, preferred stock.

Petitioners intend to finance the Company's on-going cash requirements through its participation and borrowings from, and investments in, the Utility Money Pool, which authorization was requested in Docket No. GM04070721, and which will be addressed by the Board in that merger docket. Petitioners state that the Company will make short-term borrowings from the Utility Money Pool according to limits that are consistent, given the seasonal nature of the Company's business and its fluctuating cash demands, with the Threshold Capitalization. Petitioners also state that the Company intends to make dividends to

---------------
1 Additionally, the initial Petition indicates that excluded from the $200.1 million total are $50 million in Medium Term Notes which are due February, 2005, and will be paid from the proceeds of the $50 million Delayed Draw Term Loan.


                                        3              BPU Docket No. GF04090904
its sole shareholder, NUI, from time to time in a manner and in amounts that are consistent with the Final Order in BPU Docket No. GM04070721 and the capital structure authorized by this Petition.

Petitioners state that under the terms of the Settlement Agreement in the Board's Focused Audit proceeding, BPU Docket No. GA03030213, the Company must repay the outstanding balance of the refund to ETG's customers and the related penalty to the State of New Jersey. The specifics of the repayment of the refund and the penalty have been addressed by the Board in its decision in the merger docket. In this proceeding, Petitioners seek authority to finance the repayment of these amounts from the equity of the Company [which amounts include the outstanding balance of the New Jersey refund and penalty and those amounts which may be assessed by other regulatory agencies (together, the "Settlement Amounts")].

Approvals Sought

In the Petition, Petitioners request that the Board authorize Petitioners: (1) to execute a Note, or Notes, in favor of AGLR (or AGL Capital Corporation ("AGLCC"), as applicable) in amounts and under the terms and circumstances described in the Petition; (2) to take actions, in AGLR's discretion, to refinance and/or repay any Existing Indebtedness; (3) to issue and/or repurchase Utilities' common equity in amounts consistent with the Target Capitalization and repayment of the Settlement Amounts; (4) to take such actions (including the conversion of debt to equity and vice versa) as are necessary for the Company to generally maintain the Target Capitalization on and after closing of the acquisition, subject to seasonal working capital requirements that may reduce equity below that level for some periods during the year; (5) to borrow money from, and invest money in, the Utility Money Pool up to amounts that are consistent with the Threshold Capitalization; (6) to take such actions as are necessary to effectuate the transactions described in the Petition; and (7) to authorize such additional actions as the Board deems necessary.

DISCUSSION AND FINDINGS

Petitioners assert that the proposed transactions are necessary and in the public interest. Petitioners state that the requested financing authorizations will ensure that post-closing, Utilities' financial position is more secure and the Company will be better positioned to continue to provide safe adequate and proper utility service. Petitioners note that AGLR is an investment-grade company with financial strength and resources. AGLR's Senior Notes are currently rated Baa1/BBB+/BBB+ by Moody's, Standard & Poor's and Fitch, respectively. AGLR notes that as a result of its agreement to acquire NUI, the outlook on its credit ratings have changed. Moody's affirmed AGLR's ratings, but changed its rating outlook to negative from stable. Standard & Poor's and Fitch changed AGLR's credit ratings to "on watch" status with negative outlooks. Notwithstanding these changes, AGLR states that the terms of the proposed refinancing will be more favorable to Utilities than the terms of Utilities' current financing arrangements and will result in lower debt costs to Utilities and NUI.

AGLR indicated that it is standard practice for AGLR to meet the long-term financing needs of AGLR and its utility and non-utility subsidiaries through debt issued at the parent company level. AGLR indicated that it attains more favorable rates through larger issuances since these transactions are of greater interest to potential investors in these securities. Typically, AGLR determines its financing needs and then utilizes investment and/or commercial banks to underwrite the sale of public securities through an auction type process to seek bids on those notes from a pool of potential investors. AGLR then sells its securities to those investors willing to offer AGLR the most favorable pricing on the notes. AGLR stated that its financings are generally done on an unsecured basis, which avoids pledging utility assets as security for the loans.

                                        4              BPU Docket No. GF04090904

Petitioners have indicated that AGLR, at the acquisition closing, will be required to repay the indebtedness of Utilities to third party lenders under the terms of the Utilities Unsecured Credit Facilities and the Secured Facility. AGLR will also be required to repay the indebtedness of NUI under the terms of the NUI Term Loan and the NUI Bridge Loan./2 In this matter, Petitioners seek the Board's authorization for Utilities. and to the extent deemed necessary, NUI to execute inter-company notes with AGLR (or, alternatively, AGLCC) to finance the repayment of the third-party debt.

Petitioners indicate that the rate of interest on the inter-company notes between AGLR (or AGLCC, as applicable) and Utilities will be based on the weighted average cost of long-term debt currently outstanding for AGLR, excluding Atlanta Gas Light Company's outstanding Medium Term Notes. AGLR states that as a multi-jurisdictional entity it believes this approach is appropriate because it treats each utility subsidiary equally, and does not assign specific debt issuance to one subsidiary versus another. Under this approach, AGLR asserts that all subsidiaries benefit when debt has been issued at advantageous rates and, similarly, all subsidiaries pay somewhat higher rates when the interest rates in the securities markets rise. This average rate will be reset quarterly.

Petitioners anticipate that weighted average cost of capital will compare favorably to the rates presently being paid by Utilities and NUI under the various notes with Credit Suisse First Boston, and thus generate savings to NUI and Utilities. Petitioners also note that the current high cost of the NUI and Utilities financings are not in utility rates, and are not being borne by customers. NUI and Utilities, however, do pay the current financing costs, which costs have been a source of financial stress for both entities. Petitioners state that executing the proposed notes will not increase Utilities' outstanding indebtedness or liabilities, but instead, refinance Utilities' current indebtedness on more favorable terms than the Utilities Unsecured Credit Facilities and the Secured Facility. As noted above, the proposed AGLR financings would be done on an unsecured basis. Petitioners have provided information in response to Board Staff discovery requests indicating that refinancing the various loans from Credit Suisse First Boston should result in annual savings for NUI and Utilities, and so help to relieve some of the financial stresses on these entities. See Response S-OCE-6.

With respect to the Petitioners' request to obtain Board approval to refinance approximately $200.1 million in other Existing Indebtedness, on November 4, 2004, the Petitioners advised the Board and the Parties that it wished to withdraw this request. Therefore, the Board will not address this portion of Petitioners' request in this proceeding.

With respect to the issue of the capitalization of Utilities, AGLR noted that it was required under its PUHCA financing authorization to maintain common stock equity in each of its utility subsidiaries of at least 30% of its total capitalization. AGLR stated that it typically sought to achieve much higher capitalization, generally seeking a target equity percentage of 45%. Further, AGLR noted that it sought these capitalization targets for each of its jurisdictional utilities, consistent with capital structures reviewed and/or approved by the various state regulatory commissions overseeing these entities. AGLR will on a quarterly basis review and,

---------------
2 In the Focused Audit Order, BPU Docket No. GA03030213 (dated April 26, 2004), the Board adopted a Stipulation and Agreement which, among other things, required NUI to seek prior Board approval of any "new financings" and "any changes to existing financing facilities...." The Board's Order, however, notes that the provisions of the Stipulation are "not binding on any purchaser of the company." Focused Audit Order, at 2. Petitioners assert that the NUI refinancing transactions described herein will take place under the ownership of AGLR, and so will not require Board approval.


                                        5              BPU Docket No. GF04090904
when required, adjust, through the issuance or repurchase of Utilities common equity, Utilities capital structure to the Target structure.

With respect to participation in the Utility Money Pool, as noted above, the Board has addressed the Petitioners' request as part of its decision in the merger docket.

In comments filed with the Board on November 8, 2004, the Division of the Ratepayer Advocate indicated that it does not oppose the financing transactions that are the subject of this Petition. The Ratepayer Advocate did note, however, that it had some concerns about AGLR's use of debt to fund future acquisitions in other states and the impact this practice might have on the cost of debt borne by the Company. Thus, the Ratepayer Advocate reserves its right to review the company's capital structure and financing in any future proceeding.

The Board FINDS that the financing petition herein will result in a lower cost of debt and will increase the financial stability of the Company benefiting ratepayers in the long run and is an integral part of the AGLR-NUI merger transaction. The Board, after investigation, having considered the record and exhibits submitted in this proceeding, being satisfied with the actions proposed by Petitioners as indicated above and finding that the transactions are in accordance with law and are not contrary to the public interest, and approving the purposes thereof, HEREBY ORDERS that Petitioners are HEREBY AUTHORIZED to execute a note, or notes, in favor of AGLR (or AGLCC, as applicable) to repay the refinancing of the Company's debt under the Utilities Unsecured Credit Facilities and the Secured Facility; to issue and/or repurchase, Utilities' common equity in amounts consistent with the Target Capitalization and repayment of the Settlement Amounts; to take such actions (including the conversion of debt to equity and vice versa) as are necessary for the Company to maintain the Target Capitalization on and after closing of the acquisition; and, to take such actions as are necessary to effectuate the transactions described herein.

As a result of this review, Utilities is authorized:

     A. To execute a note, or notes, in favor of AGLR (or AGLCC, as applicable) to repay the refinancing of the Company's debt under the Utilities Unsecured Credit Facilities and the Secured Facility;

     B. To issue and/or repurchase, Utilities' common equity in amounts consistent with the Target Capitalization and repayment of the Settlement Amounts;

     C. To take such actions (including the conversion of debt to equity and vice versa) as are necessary for the Company to maintain the Target Capitalization on and after closing of the acquisition;

     D. To take such actions, and execute such documents, as are necessary to effectuate the transactions authorized herein.

As a further result of this review, NUI is authorized:

     A. To execute a note, or notes, in favor of AGLR (or AGLCC, as applicable) to repay the refinancing of NUI's debt under the NUI Term Loan and the NUI Bridge Loan; and

     B. To take such actions, and execute such documents, as are necessary to effectuate the transactions authorized herein.


                                        6              BPU Docket No. GF04090904

This Order is subject to the following provisions.

     1. Petitioners shall notify the Board of any material default on the terms of the notes authorized herein within forty-eight hours of becoming aware of such default.

     2. Petitioners shall notify the Board of any change in AGLR's, NUI's or NUI Utilities' credit rating within one business day of such change.

     3. This Order shall not affect or in any way limit the exercise of the authority of the Board or of the State in any future petition with respect to rates, franchises, services, financing, accounting, capitalization, depreciation, or any other matters affecting NUI, Utilities or AGLR.

     4. This order shall not be construed as directly or indirectly fixing for any purpose whatsoever any value of tangible or intangible assets now owned or hereafter to be owned by Utilities.

     5. Petitioners shall file copies of the executed documents within five business days of the closing of the transactions.


DATED:  11/17/04                                 BOARD OF PUBLIC UTILITIES
                                                 BY:


                            /s/ JEANNE M. FOX
                            -----------------------
                            JEANNE M. FOX
                            PRESIDENT

/s/ FREDERICK F. BUTLER                             /s/ CONNIE O. HUGHES
---------------------------                         -------------------------
FREDERICK F. BUTLER                                 CONNIE O. HUGHES
COMMISSIONER                                        COMMISSIONER

                            /s/ JACK ALTER
                            -----------------------
                            JACK ALTER
                            COMMISSIONER
ATTEST:

/s/ KRISTI IZZO
     KRISTI IZZO
     SECRETARY


                                        7              BPU Docket No. GF04090904

                                  SERVICE LIST
           In the Matter of the Joint Petition of NUI Utilities, Inc.,
             d/b/a Elizabethtown Gas Company, and AGL Resources Inc.
     for Authority Under N.J.S.A. 48:3-9 to Enter into Financing Agreements
                            BPU Docket No. GF04090904


Dr. Fred S. Grygiel             Elise W. Goldblat, DAG               Suzanne R. Thigpen, Esq.
Chief Economist                 Division of Law                      Sr. Corporate Counsel
Office of the Economist         124 Halsey Street                    AGL Resources Inc.
Board of Public Utilities       P.O. Box 45029                       Ten Peachtree Place
Two Gateway Center              Newark, NJ 07102                     Atlanta, GA 30309
Newark, NJ 07102
                                Margaret Comes, DAG                  Elizabeth Wade, Esq.
Mark C. Beyer                   Division of Law                      AGL Resources Inc.
Deputy Chief Economist          124 Halsey Street                    Ten Peachtree Place
Board of Public Utilities       P.O. Box 45029                       Atlanta, GA 30309
Two Gateway Center              Newark, NJ 07102
Newark, NJ 07102                                                     Scott Carter
                                Seema M. Singh, Director and         AGL Resources Inc.
Jacqueline O'Grady              Ratepayer Advocate                   Ten Peachtree Place
Executive Assistant             Div. of the Ratepayer Advocate       Atlanta, GA 30309
Board of Public Utilities       31 Clinton Street, 11th Floor
Two Gateway Center              P.O. Box 46005                       Stephen B. Genzer, Esq.
Newark, NJ 07102                Newark, NJ 07101                     LeBoeuf, Lamb, Greene & MacRae
                                                                     One Riverfront Plaza
Robert Wojciak                  Felicia Thomas-Friel, Esq.           Newark, NJ 07102-5490
Office of the Economist         Div. of the Ratepayer Advocate
Board of Public Utilities       31 Clinton Street, 11th Floor        Mark L. Mucci, Esq.
Two Gateway Center              P.O. Box 46005                       LeBoeuf, Lamb, Greene & MacRae
Newark, NJ 07102                Newark, NJ 07101                     One Riverfront Plaza
                                                                     Newark, NJ 07102-5490
Suzanne Patnaude                Judith B. Appel, Esq.
Chief Counsel                   Div. of the Ratepayer Advocate       Colleen Foley, Esq.
Board of Public Utilities       31 Clinton Street, 11th Floor        LeBoeuf, Lamb, Greene & MacRae
Two Gateway Center              P.O. Box 46005                       One Riverfront Plaza
Newark, NJ 07102                Newark, NJ 07101                     Newark, NJ 07102-5490

Jacqueline Galka                Kurt Lewandowski. Esq.               James Rothschild
Chief - Bureau of Electric &    Div. of the Ratepayer Advocate       Rothschild Financing
Gas Rates                       31 Clinton Street, 11th Floor        Consulting Service
Division of Energy              P.O. Box 46005                       115 Scarlet Oak Drive
Board of Public Utilities       Newark, NJ 07101                     Wilton, CT 06897
Two Gateway Center
Newark. NJ 07102                M. Patricia Keefe, Esq.
                                Vice President, Regulatory
Alex Ros                        Affairs & General Counsel
Board of Public Utilities       NUI Utilities, Inc.
Two Gateway Center              One Elizabethtown Plaza
Newark, NJ 07102                Union, NJ 07083-1975

David Robinson                  Steven D. Overly, Esq.
Board of Public Utilities       Vice President, General Counsel
Two Gateway Center              & Chief Financial Officer
Newark, NJ 07102                NUI Corporation
                                550 Route 202-206
                                Bedminster, NJ 07921-0760